Condensed Consolidated Statements of Earnings (Loss)
 (in millions of Canadian dollars except per share amounts)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2019	2018	2019	2018
Revenues (Note 4)	593	593	1,738	1,627
Fuel, carbon costs, and purchased power	257	308	800	764
Gross margin	336	285	938	863
Operations, maintenance, and administration	114	120	348	376
Depreciation and amortization	148	146	436	422
Asset impairment charge (reversal) (Notes 2 and 5)	(22)	38	(22)	50
Taxes, other than income taxes	8	7	23	23
Termination of Sundance B and C PPAs (Notes 3D and 17)	(56)	—	(56)	(157)
Net other operating income	(11)	(16)	(33)	(37)
Operating income (loss)	155	(10)	242	186
Finance lease income	2	2	5	7
Net interest expense (Note 6)	(55)	(73)	(161)	(200)
Foreign exchange loss	(9)	(8)	(18)	(15)
Other gains (losses) (Note 11)	(6)	1	(18)	1
Earnings (loss) before income taxes	87	(88)	50	(21)
Income tax expense (recovery) (Note 7)	10	(21)	(23)	10
Net earnings (loss)	77	(67)	73	(31)

Net earnings (loss) attributable to:
TransAlta shareholders	61	(76)	6	(96)
Non-controlling interests (Note 8)	16	9	67	65
	77	(67)	73	(31)

Net earnings (loss) attributable to TransAlta shareholders	61	(76)	6	(96)
Preferred share dividends (Note 16)	10	10	20	30
Net earnings (loss) attributable to common shareholders	51	(86)	(14)	(126)
Weighted average number of common shares outstanding in the period (millions)	282	287	284	287

Net earnings (loss) per share attributable to common shareholders, basic and diluted (Note 15)	0.18	(0.30)	(0.05)	(0.44)

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Statements of Comprehensive Income (Loss)
 (in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2019	2018	2019	2018
Net earnings (loss)	77	(67)	73	(31)
Other comprehensive income (loss)
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	—	10	(36)	28
Gains on derivatives designated as cash flow hedges, net of tax(2)	1	—	1	—
Total items that will not be reclassified subsequently to net earnings	1	10	(35)	28
Gains (losses) on translating net assets of foreign operations, net of tax	8	(29)	(46)	31
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(3)	(6)	10	14	(14)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(4)	37	(26)	32	2
Reclassification of gains (losses) on derivatives designated as cash flow hedges to net earnings, net of tax(5)	(19)	8	(27)	(46)
Total items that will be reclassified subsequently to net earnings	20	(37)	(27)	(27)
Other comprehensive income (loss)	21	(27)	(62)	1
Total comprehensive income (loss)	98	(94)	11	(30)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	61	(101)	(42)	(94)
Non-controlling interests (Note 8)	37	7	53	64
	98	(94)	11	(30)

(1) Net of income tax recovery of nil and $8 million for the three and nine months ended Sept. 30, 2019 (2018 - $4 million and $10 million expense).
(2) Net of income tax expense of nil and $1 million for the three and nine months ended Sept. 30, 2019 (2018 - nil and nil).
(3) Net of income tax of nil and nil for the three and nine months ended Sept. 30, 2019 (2018 - $1 million and $3 million recovery).
(4) Net of income tax expense of $9 million and $8 million for the three and nine months ended Sept. 30, 2019 (2018 - $6 million recovery and $1 million expense).
(5) Net of reclassification of income tax recovery of $5 million and $7 million for the three and nine months ended Sept. 30, 2019 (2018 - $2 million recovery and $13 million expense).

See accompanying notes.

F2 TRANSALTA CORPORATION

Condensed Consolidated Statements of Financial Position
 (in millions of Canadian dollars)

Unaudited	Sept. 30, 2019	Dec. 31, 2018
Cash and cash equivalents	326	89
Restricted cash (Note 13)	17	66
Trade and other receivables	452	756
Prepaid expenses	22	13
Risk management assets (Notes 9 and 10)	160	146
Inventory	244	242
Assets held for sale (Note 3C)	266	—
	1,487	1,312
Long-term portion of finance lease receivables	179	191
Risk management assets (Notes 9 and 10)	620	662
Property, plant, and equipment (Note 11)
Cost	13,338	13,202
Accumulated depreciation	(7,433)	(7,038)
	5,905	6,164

Right of use assets (Note 12)	74	—
Intangible assets	325	373
Goodwill	464	464
Deferred income tax assets	17	28
Other assets	190	234

Total assets	9,261	9,428

Accounts payable and accrued liabilities	357	496
Current portion of decommissioning and other provisions	47	70
Risk management liabilities (Notes 9 and 10)	51	90
Current portion of contract liabilities (Note 3C)	89	8
Income taxes payable	19	10
Dividends payable (Note 15 and 16)	37	58
Current portion of long-term debt and lease obligations (Note 13)	103	148
Liabilities held for sale (Note 3C)	32	—
	735	880
Credit facilities, long-term debt, and lease obligations (Note 13)	2,892	3,119
Exchangeable securities (Note 14)	325	—
Decommissioning and other provisions (Note 2)	512	386
Deferred income tax liabilities	432	501
Risk management liabilities (Notes 9 and 10)	29	41
Contract liabilities	15	80
Defined benefit obligation and other long-term liabilities	315	287
Equity
Common shares (Note 15)	3,026	3,059
Preferred shares (Note 16)	942	942
Contributed surplus (Note 15)	23	11
Deficit	(1,520)	(1,496)
Accumulated other comprehensive income	434	481
Equity attributable to shareholders	2,905	2,997
Non-controlling interests (Note 8)	1,101	1,137
Total equity	4,006	4,134
Total liabilities and equity	9,261	9,428

Commitments and contingencies (Note 17)

Subsequent events (Note 3)

 See accompanying notes.

TRANSALTA CORPORATION F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars

Unaudited
9 months ended Sept. 30, 2019	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2018	3,059	942	11	(1,496)	481	2,997	1,137	4,134
Impact of changes in accounting policy (Note 2)	—	—	—	3	—	3	—	3
Adjusted balance as at Jan. 1, 2019	3,059	942	11	(1,493)	481	3,000	1,137	4,137
Net earnings	—	—	—	6	—	6	67	73
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(32)	(32)	—	(32)
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	6	6	—	6
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(36)	(36)	—	(36)
Intercompany fair value through OCI investments	—	—	—	—	14	14	(14)	—
Total comprehensive income (loss)	—	—	—	6	(48)	(42)	53	11
Common share dividends	—	—	—	(23)	—	(23)	—	(23)
Preferred share dividends	—	—	—	(20)	—	(20)	—	(20)
Shares purchased under NCIB (Note 15)	(34)	—	—	7	—	(27)	—	(27)
Changes in non-controlling interests in TransAlta Renewables (Note 8)	—	—	—	3	1	4	17	21
Effect of share-based payment plans (Note 15)	1	—	12	—	—	13	—	13
Distributions paid, and payable, to non- controlling interests (Note 8)	—	—	—	—	—	—	(106)	(106)
Balance, Sept. 30, 2019	3,026	942	23	(1,520)	434	2,905	1,101	4,006

9 months ended Sept. 30, 2018	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2017	3,094	942	10	(1,209)	489	3,326	1,059	4,385
Impact of changes in accounting policy	—	—	—	(14)	—	(14)	1	(13)
Adjusted balance as at Jan. 1, 2018	3,094	942	10	(1,223)	489	3,312	1,060	4,372
Net earnings (loss)	—	—	—	(96)	—	(96)	65	(31)
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	17	17	—	17
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(44)	(44)	—	(44)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	28	28	—	28
Intercompany fair value through OCI investments	—	—	—	—	1	1	(1)	—
Total comprehensive income	—	—	—	(96)	2	(94)	64	(30)
Common share dividends	—	—	—	(34)	—	(34)	—	(34)
Preferred share dividends	—	—	—	(30)	—	(30)	—	(30)
Shares purchased under NCIB (Note 15)	(20)	—	—	6	—	(14)	—	(14)
Changes in non-controlling interests in TransAlta Renewables (Note 3 and 8)	—	—	—	20	4	24	126	150
Effect of share-based payment plans	—	—	1	—	—	1	—	1
Distributions paid, and payable, to non- controlling interests (Note 8)	—	—	—	—	—	—	(131)	(131)
Balance, Sept. 30, 2018	3,074	942	11	(1,357)	495	3,165	1,119	4,284

See accompanying notes.

F4 TRANSALTA CORPORATION

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2019	2018	2019	2018
Operating activities
Net earnings (loss)	77	(67)	73	(31)
Depreciation and amortization (Note 18)	177	180	524	523
(Gain) loss on sale of assets (Note 11)	3	(1)	20	(1)
Accretion of provisions (Note 6)	6	6	18	18
Decommissioning and restoration costs settled	(9)	(10)	(24)	(23)
Deferred income tax expense (recovery) (Note 7)	(4)	(20)	(51)	(8)
Unrealized (gain) loss from risk management activities	(14)	1	(30)	1
Unrealized foreign exchange losses	8	6	13	23
Provisions	5	2	9	7
Asset impairment charges (reversals) (Note 5)	(22)	38	(22)	50
Other non-cash items	9	53	16	104
Cash flow from operations before changes in working capital	236	188	546	663
Change in non-cash operating working capital balances	92	(29)	122	25
Cash flow from operating activities	328	159	668	688
Investing activities
Additions to property, plant, and equipment (Note 11)	(96)	(93)	(240)	(176)
Additions to intangibles	(4)	(6)	(10)	(16)
Restricted cash (Note 13)	14	(35)	49	(35)
Acquisition of renewable energy development projects (Note 3)	—	—	(32)	(30)
Investment in the Pioneer Pipeline (Note 3)	—	—	(83)	—
Proceeds on sale of property, plant, and equipment	3	(1)	5	—
Realized gains (losses) on financial instruments	(1)	—	2	—
Decrease in finance lease receivable	7	15	19	44
Increase (decrease) in loan receivable	(5)	2	(9)	2
Other	(4)	4	6	5
Change in non-cash investing working capital balances	(5)	(21)	(28)	(88)
Cash flow from (used in) investing activities	(91)	(135)	(321)	(294)
Financing activities
Net increase (repayment) in borrowings under credit facilities (Note 13)	(40)	127	(179)	231
Repayment of long-term debt (Note 13)	(17)	(412)	(71)	(1,137)
Issuance of long-term debt (Note 13)	—	345	—	345
Issuance of exchangeable securities (Note 14)	—	—	350	—
Dividends paid on common shares (Note 15)	(11)	(11)	(34)	(34)
Dividends paid on preferred shares (Note 16)	(20)	(20)	(30)	(30)
Net proceeds on sale of non-controlling interest in subsidiary (Note 3)	—	—	—	144
Repurchase of common shares under NCIB (Note 15)	(9)	(10)	(27)	(14)
Realized gains on financial instruments	—	—	—	48
Distributions paid to subsidiaries’ non-controlling interests (Note 8)	(29)	(42)	(85)	(123)
Decrease in lease obligations (Note 13)	(5)	(5)	(16)	(13)
Change in non-cash financing working capital balances	12	—	11	—
Financing fees	—	(23)	(28)	(30)
Cash flow used in financing activities	(119)	(51)	(109)	(613)
Cash flow from operating, investing, and financing activities	118	(27)	238	(219)
Effect of translation on foreign currency cash	—	(1)	(1)	—
Increase in cash and cash equivalents	118	(28)	237	(219)
Cash and cash equivalents, beginning of period	208	123	89	314
Cash and cash equivalents, end of period	326	95	326	95
Cash income taxes paid	9	4	24	79
Cash interest paid	43	30	128	134

See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Accounting Policies
A. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.
These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.
These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of the Board of Directors on Nov. 6, 2019.
B. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements.

F6 TRANSALTA CORPORATION

2. Significant Accounting Policies
A. Current Accounting Changes

I. IFRS 16 Leases
The Corporation has adopted IFRS 16 Leases ("IFRS 16") with an initial adoption date of Jan. 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right of use asset and liabilities for all in-scope leases. Previously, the Corporation determined at contract inception whether an arrangement is or contains a lease under IAS 17 Leases (IAS 17) or International Financial Reporting Interpretations Committee Interpretation 4 Determining whether an arrangement contains a lease. As a result of the IFRS 16 adoption, the Corporation has changed its accounting policy for leases, which is outlined below.

The Corporation has elected to adopt IFRS 16 using the modified retrospective approach on transition. Comparative information has not been restated and is reported under IAS 17. Refer to the Corporation's most recent annual consolidated financial statements for information on its prior accounting policy.

The Corporation recognized the cumulative impact of the initial application of the standard of $3 million in Deficit as at Jan. 1, 2019. In applying IFRS 16 for the first time, the Corporation has used the following practical expedients permitted by the standard:

▪	Exemption to not recognize right of use assets and lease liabilities for short-term leases that have a remaining lease term of less than 12 months as at Jan. 1, 2019 and for low value leases;

▪	Excluding initial direct costs for the measurement of the right of use asset at the date of initial application;

▪	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

▪	Adjusting the right of use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application; and

▪
Measuring the right of use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

Impact on the financial statements
Lessee
The Corporation recognized the cumulative impact of the initial application of the standard by recording a right of use asset based on the corresponding lease liability measured at the present value of the remaining lease payments discounted using the Corporation's incremental borrowing rate (or the rate implicit in the lease) applied to the lease liabilities at Jan. 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on Jan. 1, 2019 was 5.71%.

The following table reconciles the Corporation's operating lease commitments at Dec. 31, 2018, as previously disclosed in the Corporation’s annual consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at Jan. 1, 2019 and included in credit facilities, long-term debt and lease obligations on the statement of financial position.

Non-cancellable operating lease commitments disclosed at Dec. 31, 2018	80
Less: Exemption for low value leases	(1)
Add: Extension and termination options reasonably certain to be exercised	4
83
Discounted using the incremental borrowing rate at Jan. 1, 2019	(31)
New lease liabilities recognized as at Jan. 1, 2019	52
Add: 2018 finance lease obligations	63
Less: 2018 finance lease obligations that do not meet the IFRS 16 definition of a lease	(32)
Lease liabilities as at Jan. 1, 2019	83

The associated right of use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, onerous contract provisions and lease inducements. On Jan. 1, 2019, the Corporation

TRANSALTA CORPORATION F7

recognized right of use assets of $85 million, including $38 million that was previously included in property, plant and equipment (PP&E), intangible assets and other assets.

Applying the IFRS 16 definition of a lease to a contractual arrangement that was accounted for as a finance lease under IAS 17 but is no longer considered a lease under IFRS 16, resulted in the derecognition of a finance lease asset of $29 million and a finance lease liability of $32 million with the net impact of $3 million recorded in Deficit.

Refer to the discussion below, and to Note 12 for a breakdown of the Corporation's leases.

Lessor
Several of the Corporation's long term contracts at certain wind, hydro and solar facilities are no longer considered to be operating leases under IFRS 16. Revenues earned on these are now accounted for applying IFRS 15 Revenue from Contracts with Customers. No significant change in the pattern of revenue recognition arose. The Corporation continues to account for its subleases as operating leases.

Impact of the new definition of a lease
The change in the definition of a lease mainly relates to the concept of control. Under IFRS 16, a contract contains a lease when the customer obtains the right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation applied the definition of a lease and related guidance set out in IFRS 16 to all lease contracts in existence at Dec. 31, 2018. In preparation for the first time application of IFRS 16, all relevant contractual arrangements were reviewed to assess if the contract meets the new definition of a lease.

Impact on lessee accounting
For all contracts that meet the definition of a lease under IFRS 16 in which TransAlta is the lessee, and do not meet the exemption for short term or low value leases, the Corporation:

▪
Recognizes right of use assets and lease liabilities in the consolidated statements of financial position, initially measured at the present value of the remaining lease payments discounted using the Corporation's incremental borrowing rate or rate implicit in the lease;

▪	Recognizes depreciation of the right of use assets and interest expense on lease obligations in the consolidated statement of earnings (loss);

▪	Recognizes the principal repayments on lease obligations as financing activities and interest payments on lease obligations as operating activities in the consolidated statement of cash flow.

For short term and low value leases, the Corporation recognizes the lease payments as an operating expense. Variable lease payments that do not depend on an index or a rate are not included in the measurement of the lease liability and the right of use asset and are recognized as an expense in the period in which the event or condition that triggers the payments occurs.

For new leases beginning after Jan. 1, 2019, the right of use asset is initially measured at an amount equal to the lease liability and is adjusted for any payments made at or before the commencement date, plus any initial direct cost incurred and an estimate of costs to dismantle and remove the underlying asset, or to restore the underlying asset or the site on which it is located, less any lease incentives received.

For new leases beginning after Jan. 1, 2019, the lease liability is initially measured at the present value of the lease payments that are not paid at commencement and discounted using the Corporation's incremental borrowing rate or the rate implicit in the lease. The lease liability is re-measured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Corporation’s estimate or assessment of whether it will exercise an extension, termination, or purchase option. A corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.
The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option and periods covered by an option to terminate if the Corporation is reasonably certain not to exercise that option.
Right of use assets are depreciated over the shorter period of either the lease term or the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right of use asset reflects that the Corporation expects to exercise the purchase option, the related right of use asset is depreciated over the useful life of the underlying asset.

F8 TRANSALTA CORPORATION

Impact on lessor accounting
IFRS 16 does not substantially change lessor accounting. Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and accounts for those two types of leases differently.

Leases for which the Corporation is lessor are classified as finance or operating leases. Whenever the terms of the lease transfers substantially all the risk and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as an operating lease.
When the Corporation has subleased all or a portion of an asset it is leasing and for which it remains the primary obliger under the lease, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance lease by reference to the right of use asset arising from the head lease.
II. Change in Estimates
Canadian Coal
During the third quarter of 2019, the Corporation adjusted the useful lives of of certain coal assets, effective Sept. 1, 2019, to reflect the changes announced related to the Clean Energy Investment Plan (see Note 3A for further details). As a result, assets used only for coal-burning operations were adjusted to shorten their useful lives whereas other asset lives were extended as they were identified as being used after the coal-to-gas or combined cycle conversions. Due to the impact of shortening the lives of the coal assets, overall depreciation expense for the nine months ended Sept. 30, 2019 increased by approximately $4 million and the 2019 full year depreciation expense is expected to increase between $15 million to $17 million, excluding the impact of acquiring the remaining 50 per cent ownership of Keephills 3 (see Note 3C for further details).

In 2018, as a result of the Off-Coal Agreement ("OCA") with the Government of Alberta described in Note 4(O) of our most recent annual consolidated financial statements, the Corporation has adjusted the useful lives of some of its Sunhills mine assets to align with the Corporation's coal-to-gas conversion plans. As a result, depreciation expense included in fuel and purchased power for the nine months ended Sept. 30, 2018 increased by approximately $29 million and the 2018 full year depreciation expense increased by approximately $38 million.

Wind and Solar
During the third quarter, the allocation of the costs recognized for the components of the Wind and Solar property, plant and equipment and the useful lives for these identified components were reviewed. As a result of the review, additional components were identified for parts where the useful lives are shorter than the original estimate. The useful life of each of these components was reduced from 30 years to either 15 years or 10 years. As a result, depreciation expense for the three and nine months ended Sept. 30, 2019 increased by approximately $7 million and the 2019 full year depreciation expense is expected to increase by approximately $10 million.

Sheerness
During the second quarter of 2019, the Corporation adjusted the useful life of its Sheerness assets to align with the dual fuel conversion plans. As a result, the assets used for coal-burning operations as well as the other asset lives were extended and depreciation expense for the nine months ended Sept. 30, 2019 decreased by approximately $5 million and the 2019 full year depreciation expense is expected to decrease by approximately $11 million.

The useful lives may be revised or extended in compliance with the Corporation's accounting policies, dependent upon future operating decisions and events.

Centralia
During the third quarter of 2019, the Corporation adjusted the Centralia mine decommissioning and restoration provision as management no longer believes that Coalview Centralia, LLC (“Coalview”) will be able to complete the fine coal recovery and reclamation work as originally proposed. The Corporation's current best estimate of the decommissioning and restoration provision increased by $109 million. Since the Centralia mine is no longer operating and reached the end of its useful life in 2006, this adjustment results in immediate recognition for the full $109 million, through asset impairment charges in net earnings.

TransAlta estimates that the undiscounted amount of cash flow required to settle this additional obligation is approximately $142 million, which will be incurred between 2021 and 2035. The provision may be revised in compliance with the Corporation's accounting policies, dependent upon future operating decisions and as more information becomes available.

TRANSALTA CORPORATION F9

B. Future Accounting Changes
Effective Oct. 1, 2019, the Corporation has early-adopted amendments to IFRS 3 Business Combinations, in advance of its mandatory effective date of Jan. 1, 2020. TransAlta adopted the IFRS 3 amendments prospectively and therefore the comparative information presented for 2018 has not been restated. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. Specifically, these amendments:

▪	clarify the minimum requirements for a business, whereby at minimum, an input and a substantive process that together significantly contribute to the ability to create output must be present;

▪
remove the assessment of whether market participants are capable of replacing any missing elements so that the assessment is based on what has been acquired in its current state and condition, rather than on whether market participants are capable of replacing any missing elements, for example, by integrating the acquired activities and assets;

▪
add guidance to help entities assess whether an acquired process is substantive, which requires more persuasive evidence when there are no outputs, because the existence of outputs provides some evidence that the acquired set of activities and assets is a business;

▪	narrow the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities; and

▪
introduce an optional fair value concentration test, that can be applied on a transaction-by-transaction basis, to permit a simplified assessment of whether an acquired set of activities and assets are not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The Corporation elected to apply the optional fair value concentration test to its acquisition of the remaining 50 per cent interest in Keephills 3 - see Note 3C for further details. There are no other impacts to the asset acquisitions that were completed during the nine months ended Sept. 30, 2019.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.
3. Significant and Subsequent Events
A. Clean Energy Investment Plan and Dividend Policy
On Sept. 16, 2019, TransAlta announced its Clean Energy Investment Plan, which includes converting its existing Alberta coal assets to natural gas and advancing its leadership position in onsite generation and renewable energy. TransAlta is currently pursuing opportunities of up to approximately $1.9 billion as part of this plan, including approximately $800 million of renewable energy projects already under construction.

TransAlta’s plan included converting three of its existing Alberta thermal units to gas in 2020 and 2021 by replacing existing coal burners with natural gas burners. The Corporation is also advancing permitting to convert one, or possibly two, of its units to highly efficient combined cycle natural gas units. The highlights of these gas conversion investments include:

▪	Positioning TransAlta’s fleet as a low-cost generator in the Alberta energy-only market;

▪	Generating attractive returns by leveraging the Corporation’s existing infrastructure;

▪	Significantly extending the life and cash flows of the Alberta thermal assets; and

▪	Significantly reducing air emissions and costs.

On Oct. 30, 2019, TransAlta acquired two 230 MW Siemens F class gas turbines and related equipment for $84 million. These turbines will be redeployed to TransAlta's Sundance site as part of the strategy to repower Sundance Unit 5 to a highly efficient combined cycle unit. The transaction also results in the Corporation assuming long-term non-unit contingent power purchase agreements for capacity plus energy, including the pass-through of GHG costs, starting in late 2023 with Shell Energy North America (Canada). TransAlta expects to issue Limited Notice to Proceed (“LNTP”) in 2020 and Full Notice to Proceed (“FNTP”) in 2021 for Sundance Unit 5, with an expected commercial operation date in 2023. The Sundance Unit 5 repowered combined cycle unit will have a capacity of approximately 730 MW and is expected to cost approximately $750 million to $770 million. In conjunction with the Sundance Unit 5 permitting, TransAlta is also permitting Keephills Unit 1 to maintain the option to repower Keephills Unit 1 to a combined cycle unit, depending on market fundamentals.

F10 TRANSALTA CORPORATION

The Corporation’s Clean Energy Investment Plan also consists of the four wind projects in the United States and Alberta that are currently under construction and a cogeneration facility. These projects are underpinned by long-term power purchase agreements with highly creditworthy counterparties.

B. Agreement to Construct and Own a Cogeneration Plant in Alberta
On Oct. 1, 2019, TransAlta and SemCAMS Midstream ULC (“SemCAMS”) announced that they have entered into definitive agreements to develop, construct and operate a 40MW cogeneration facility at the Kaybob South No. 3 sour gas processing plant. The Kaybob facility is strategically located in the Western Canadian Sedimentary Basin and accepts natural gas production out of the Montney and Duvernay formations. TransAlta will construct the cogeneration plant which will be jointly owned, operated and maintained with SemCAMS. The capital cost of the new cogeneration facility is expected to be approximately $105 to $115 million and the project is expected to deliver approximately $18 million in annual EBITDA. TransAlta will be responsible for all capital costs during construction and, subject to the satisfaction of certain conditions, SemCAMS will purchase a fifty percent interest in the new cogeneration facility as of the commercial operation date, which is targeted for late 2021.

All of the steam production and approximately half of the electricity output will be contracted to SemCAMS under a 13-year fixed price contract. The remaining electricity generation will be sold into the Alberta Power market by TransAlta.

C. TransAlta and Capital Power Swap Non-Operating Interests in Keephills 3 and Genesee 3
On Oct. 1, 2019, the Corporation closed the transaction with Capital Power Corporation ("Capital Power") to swap TransAlta's 50 per cent ownership interest in the 466 MW Genesee 3 facility for Capital Power's 50 per cent ownership interest in the 463MW Keephills 3 facility. As a result, TransAlta owns 100 per cent of the Keephills 3 facility and Capital Power owns 100 per cent of the Genesee 3 facility.

The purchase prices for each non-operating interest largely offset each other, resulting in a net payment of $10 million from Capital Power to TransAlta, subject to working capital settlements. Final working capital true ups and settlements will occur within 90 days of the closing date.

As discussed in Note 2B, on closing, the Corporation has early-adopted 2020 amendments to IFRS 3 Business Combinations, which introduce an optional fair value concentration test. The Corporation elected to apply the optional fair value concentration test to its acquisition of the non-operating interest in Keephills 3, through which it was determined that greater than 90% of the fair value was concentrated in the property, plant and equipment acquired. As a result, the acquisition was determined to not be a business and IFRS 3 requirements were not applied and the existing carrying amount of the owned 50% of Keephills 3 was not required to be written down to fair value. Consequently, the acquisition has been accounted for as an asset acquisition, with the following carrying amounts assigned based on relative fair values:

Working capital	11
Property, plant and equipment	308
Other assets	3
Other liabilities	(2)
Decommissioning and other provisions	(19)
Total acquisition cost	301

TRANSALTA CORPORATION F11

As at Sept. 30, 2019, the Corporation has re-classified the assets and liabilities related to the Genesee 3 disposal group, included in the Canadian Coal segment, as held for sale on the statement of financial position, as detailed below:

Items moved to assets held for sale:		Items moved to liabilities held for sale:
Prepaid expenses(1)	1	Current portion of decommissioning and other provisions	9
Inventory(1)	8
Property, plant and equipment	219	Decommissioning and other provisions	23
Intangibles	28
Other assets	10
Total assets held for sale	266	Total liabilities held for sale	32
(1) Working capital items were settled through a separate cash payment on closing.

D. Termination of the Alberta Sundance Power Purchase Arrangements
On Sept. 18, 2017, the Corporation received formal notice from the Balancing Pool for the termination of the Sundance B and C PPAs effective March 31, 2018. This announcement was expected and the Corporation took steps to re-take dispatch control for the units effective March 31, 2018.

Pursuant to a written agreement, the Balancing Pool paid the Corporation approximately $157 million on March 29, 2018. The Corporation disputed the termination payment received. The Balancing Pool excluded certain mining and corporate assets that should have been included in the net book value calculation.

On Aug. 26, 2019, the Corporation announced it was successful in the arbitration and received the full amount it was seeking to recover of $56 million, plus GST and interest.

E. Strategic Investment by Brookfield
On March 25, 2019, the Corporation announced that it had entered into an agreement whereby Brookfield Renewable Partners or its affiliates (collectively “Brookfield”) agreed to invest $750 million in TransAlta through the purchase of exchangeable securities ("Investment Agreement"), which are exchangeable into an equity ownership interest in TransAlta’s Alberta PPA Hydro Assets in the future at a value based on a multiple of the Alberta PPA Hydro Assets’ future EBITDA.

On May 1, 2019, Brookfield invested the initial tranche of $350 million in exchange for 7% unsecured subordinated debentures due May 1, 2039. The remaining $400 million will be invested in October 2020 in exchange for a new series of redeemable, retractable first preferred shares, subject to the satisfaction of certain conditions precedent.

Upon entering into the Investment Agreement and as required in the terms of the agreement, the Corporation paid to Brookfield a $7.5 million structuring fee. A commitment fee of $15 million was paid upon completion of the initial funding. These transaction costs, representing three per cent of the total investment of $750 million, have been recognized as part of the carrying value of the unsecured subordinated debentures. See Note 14 for further details.

In addition, subject to the exceptions in the Investment Agreement, Brookfield has committed to purchase TransAlta common shares on the open market to increase its share ownership in TransAlta to not less than 9% at the conclusion of the prescribed share purchase period, provided that Brookfield is not obligated to purchase any common shares at a price per share in excess of $10 per share.

TransAlta has indicated that it intends to return up to $250 million of capital to shareholders through share repurchases within the next three years.

F. Normal Course Issuer Bid
On May 27, 2019 the Corporation announced that the Toronto Stock Exchange ("TSX") accepted the notice filed by the Corporation to implement a normal course issuer bid ("NCIB") for a portion of its common shares. Pursuant to the NCIB, the Corporation may repurchase up to a maximum of 14,000,000 common shares, representing approximately 4.92 per cent of issued and outstanding common shares as at May 27, 2019. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the common shares are traded, based on the prevailing market price. Any common shares purchased under the NCIB will be cancelled.

F12 TRANSALTA CORPORATION

The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 29, 2019, and ends on May 28, 2020, or such earlier date on which the maximum number of common shares are purchased under the NCIB or the NCIB is terminated at the Corporation's election.

Under TSX rules, not more than 176,447 common shares (being 25 per cent of the average daily trading volume on the TSX of 705,788 common shares for the six months ended April 30, 2019) can be purchased on the TSX on any single trading day under the NCIB, with the exception that one block purchase in excess of the daily maximum is permitted per calendar week.

During the nine months ended Sept. 30, 2019, the Corporation purchased and cancelled 3,133,200 common shares at an average price of $8.57 per common share, for a total cost of $27 million. See Note 15 for further details.

G. Skookumchuck Wind Energy Facility
On April 12, 2019, TransAlta signed an agreement with Southern Power to purchase a 49 per cent interest in the Skookumchuck Wind Energy Facility, a 136.8 MW wind facility currently under construction and located in Lewis and Thurston counties near Centralia in Washington state. The project has a 20-year power purchase agreement with Puget Sound Energy. TransAlta will make its investment when the facility reaches its commercial operation date, which is expected to be in the first quarter of 2020. TransAlta's 49 per cent interest in the total capital investment is expected to be $150 to $160 million.

H. Pioneer Pipeline
On Dec. 17, 2018, the Corporation exercised its option to acquire 50 percent ownership in the Pioneer gas pipeline ("Pioneer Pipeline"). During the second quarter of 2019, the Pioneer Pipeline transported first gas four months ahead of schedule to TransAlta's generating units at Sundance and Keephills. The Pioneer Pipeline initially had approximately 50 MMcf/day of natural gas flowing during the start-up phase where initial flows fluctuated depending on market conditions. Throughput of approximately 130 MMcf/day of natural gas commenced flowing through the Pioneer Pipeline on November 1, 2019. Tidewater and TransAlta each own a 50 per cent interest in the Pioneer Pipeline, which is backstopped by a 15-year take-or-pay agreement from TransAlta at market rate tolls. The investment for TransAlta, including associated infrastructure, was approximately $100 million.

During the nine months ended Sept. 30, 2019, TransAlta invested $83 million in the Pioneer Pipeline and $98 million life-to-date. The Pioneer Pipeline is held in a separate entity that is a joint operation with Tidewater. The Corporation reports its interests in joint operations in its consolidated financial statements using the proportionate consolidation method by recognizing its share of the assets, liabilities, revenues and expenses in respect of its interest in the joint operation. The Pioneer Pipeline is classified as a joint operation, due to the fact that TransAlta is currently the only customer and both parties are providing the only cash flows to fund the operations. If these facts and circumstances change, the classification of the joint arrangement may change.

I. Mothballing of Sundance Units
On March 8, 2019, the Corporation announced that the Alberta Electric System Operator ("AESO") granted an extension to the mothballing of Sundance Units 3 and 5, which will remain mothballed until Nov. 1, 2021, extended from April 1, 2020. The extensions were requested by TransAlta based on TransAlta’s assessment of market prices and market conditions. TransAlta has the ability to return either of the units back to full operation by providing three months’ notice to the AESO.

J. Acquisition of Two US Wind Projects
On Feb. 20, 2018, TransAlta Renewables announced it had entered into an arrangement to acquire interests in two construction-ready projects in the Northeastern United States. The wind development projects consist of: i) a 90 MW project located in Pennsylvania that has a 15-year Power Purchase Arrangement ("PPA") with Microsoft Corp. ("Big Level"), and ii) a 29 MW project located in New Hampshire with two 20-year PPAs ("Antrim") (collectively, the "US Wind Projects"), with counterparties that have Standard & Poor's credit ratings of A+ or better.  The commercial operation date for both projects is expected during the fourth quarter of 2019. A subsidiary of TransAlta acquired Big Level on Mar. 1, 2018.

TRANSALTA CORPORATION F13

On April 20, 2018, TransAlta Renewables completed the acquisition of an economic interest in the US Wind Projects from a subsidiary of TransAlta (“TA Power”). Pursuant to the arrangement, a TransAlta subsidiary owns the US Wind Projects directly and TA Power issued to TransAlta Renewables tracking preferred shares that pay quarterly dividends based on the pre-tax net earnings of the US Wind Projects. The tracking preferred shares have preference over the common shares of TA Power held by TransAlta, in respect of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of TA Power. The construction and acquisition costs of the two US Wind Projects are expected to be funded by TransAlta Renewables using its existing liquidity and tax equity and are estimated to be approximately US$250 million to US$270 million, including capitalized interest expense. TransAlta Renewables will fund these costs either by acquiring additional preferred shares issued by TA Power or by subscribing for interest-bearing promissory notes issued by the project entity. The proceeds from the issuance of such preferred shares or notes will be used exclusively in connection with the acquisition and construction of the US Wind Projects.
On March 28, 2019, the closing conditions related to the acquisition of Antrim were finalized and the TransAlta subsidiary acquired the development project for total cash consideration of $24 million and the settlement of the balance of the outstanding loan receivable of $41 million. As a result, the Corporation recognized $50 million for assets under construction in property, plant and equipment and $15 million in intangibles. The TransAlta subsidiary also paid the final holdback for the Big Level development project of $7 million (US$5 million) on the closing of Antrim. Upon the closing of the purchase of Antrim, TransAlta Renewables funded an additional $70 million (US$52 million) by subscribing for an interest-bearing promissory note issued by the project entity. During the first nine months of 2019, TransAlta Renewables funded $93 million (US$69 million) of construction costs.
During the third quarter of 2019, subsidiaries of TransAlta entered into final agreements with an external party for a planned tax equity investment in the Big Level and Antrim wind projects. The total financing is expected to be approximately US$125 million to US$135 million, with initial funding of approximately US$35 million and US$90 million, respectively, coinciding with Antrim and Big Level each achieving commercial operation, subject to customary conditions. The tax equity financing will be classified as long-term debt on the statement of financial position.

K. TransAlta Renewables Acquires Three Renewable Assets from the Corporation
On May 31, 2018, TransAlta Renewables acquired from the Corporation an economic interest in the 50 MW Lakeswind wind farm in Minnesota and 21 MW of solar projects located in Massachusetts ("Mass Solar") through the subscription of tracking preferred shares of a subsidiary of the Corporation. In addition, TransAlta Renewables acquired from the Corporation ownership of the 20 MW Kent Breeze wind farm located in Ontario. The total purchase price for the three assets, was approximately $166 million, including the assumption of $62 million of tax equity obligations and project debt, for net cash consideration of $104 million in equity value. The Corporation continues to operate these assets on behalf of TransAlta Renewables.

The acquisition of Kent Breeze was accounted for by TransAlta Renewables as a business combination under common control, requiring the application of the pooling of interests method of accounting, whereby the assets and liabilities acquired were recognized at the book values previously recognized by TransAlta at May 31, 2018, and not at their fair values. As a result, the Corporation recognized a transfer of equity from the non-controlling interests in the amount of $1 million in 2018.

On June 28, 2018, TransAlta Renewables subscribed for an additional $33 million of tracking preferred shares of a subsidiary of the Corporation related to Mass Solar, in order to fund the repayment of Mass Solar's project debt.

In connection with these acquisitions, the Corporation recorded a $12 million impairment charge in the second quarter of 2018, of which $11 million was recorded against PP&E, and $1 million against intangibles.

L. TransAlta Renewables Closes $150 Million Offering of Common Shares
On June 22, 2018, TransAlta Renewables closed a bought deal offering of 11,860,000 common shares through a syndicate of underwriters (the "Offering"). The common shares were issued at a price of $12.65 per common share for gross proceeds of approximately $150 million ($144 million net proceeds).

The net proceeds were used to partially repay drawn amounts under TransAlta Renewables' credit facility, which were drawn in order to fund recent acquisitions. The additional liquidity under the credit facility will be used for general corporate purposes, including ongoing construction costs associated with the US wind development, described above.

F14 TRANSALTA CORPORATION

The Corporation did not purchase any additional common shares under the Offering. See Note 8 for further details of TransAlta's ownership of TransAlta Renewables.

M. $345 Million Financing
The Corporation monetized the payments under the OCA with the Government of Alberta on July 20, 2018, upon the closing of an approximate $345 million bond offering by its indirect wholly-owned subsidiary, TransAlta OCP LP ("TransAlta OCP"), by way of private placement which is secured by, among other things, a first ranking charge over the OCA payments payable by the Government of Alberta. The amortizing bonds bear interest at a rate of 4.509 per cent per annum, payable semi-annually and maturing on Aug. 5, 2030. The bonds have a rating of BBB, with a Stable trend, by DBRS. Under the terms of the OCA, the Corporation receives annual cash payments on or before July 31 of approximately $40 million (approximately $37 million, net to the Corporation), commencing Jan. 1, 2017, and terminating at the end of 2030.

The net proceeds were used to partially repay the 6.40 per cent debentures, as described below.

N. Early Redemption of $400 million of Debentures
On Aug. 2, 2018, the Corporation early redeemed all of its outstanding 6.40 per cent debentures, due Nov. 18, 2019, for the principal amount of $400 million . The redemption price was approximately $425 million in aggregate, including a prepayment premium and accrued and unpaid interest.

O. Sundance Unit 2 Retirement
On July 19, 2018, the Corporation's Board approved the retirement of Sundance Unit 2 effective July 31, 2018. The decision was driven largely by Sundance Unit 2's age, size, and short useful life relative to other units, and the capital requirements needed to return the unit to service. The retirement is consistent with our transition strategy to clean power by 2025. The Corporation recognized an impairment charge of $38 million ($28 million after-tax) in the third quarter of 2018.

P. Early Redemption of Senior Notes
On March 15, 2018, the Corporation early redeemed all of its outstanding 6.650 per cent US$500 million senior notes due May 15, 2018, for approximately $617 million (US$516 million). A $5 million early redemption premium was recognized in net interest expense.

4. Revenue
Disaggregation of Revenue

The majority of the Corporation's revenues are derived from the sale of physical power, capacity and green attributes, leasing of power facilities, and from energy marketing and trading activities, which the Corporation disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended Sept. 30, 2019	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	104	3	49	21	43	37	—	—	257
Revenue from leases	17	—	—	16	—	—	—	—	33
Revenue from derivatives(1)	16	88	(3)	—	(1)	—	26	2	128
Government incentives	—	—	—	—	2	—	—	—	2
Revenue from other(2)	71	93	—	2	8	3	—	(4)	173
Total Revenue	208	184	46	39	52	40	26	(2)	593

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	12	3	—	—	6	—	—	—	21
Over time	92	—	49	21	37	37	—	—	236
Total Revenue from contracts with customers	104	3	49	21	43	37	—	—	257
(1) US Coal includes an end contract with a customer that is accounted for as a derivative.
(2) Includes merchant revenue and other miscellaneous.

TRANSALTA CORPORATION F15

3 months ended Sept. 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	109	2	52	22	33	30	—	—	248
Revenue from leases	17	—	—	16	4	3	—	—	40
Revenue from derivatives(1)	(2)	14	—	—	8	—	18	—	38
Government incentives	—	—	—	—	2	—	—	—	2
Revenue from other(2)	108	142	2	3	8	4	—	(2)	265
Total Revenue	232	158	54	41	55	37	18	(2)	593

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	9	2	—	—	2	—	—	—	13
Over time	100	—	52	22	31	30	—	—	235
Total Revenue from contracts with customers	109	2	52	22	33	30	—	—	248
(1) US Coal includes an end contract with a customer that is accounted for as a derivative.
(2) Includes merchant revenue and other miscellaneous.

9 months ended Sept. 30, 2019	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	300	7	158	65	175	114	—	—	819
Revenue from leases	49	—	—	50	—	—	—	—	99
Revenue from derivatives(1)	(36)	123	(1)	—	12	—	98	4	200
Government incentives	—	—	—	—	6	—	—	—	6
Revenue from other(2)	295	286	1	5	20	12	—	(5)	614
Total Revenue	608	416	158	120	213	126	98	(1)	1,738

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	35	7	—	—	21	—	—	—	63
Over time	265	—	158	65	154	114	—	—	756
Total Revenue from contracts with customers	300	7	158	65	175	114	—	—	819
(1) US Coal includes an end contract with a customer that is accounted for as a derivative.
(2) Includes merchant revenue and other miscellaneous.

9 months ended Sept. 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	410	6	160	67	143	106	—	—	892
Revenue from leases	51	—	—	51	17	6	—	—	125
Revenue from derivatives(1)	(7)	126	5	—	(11)	—	48	—	161
Government incentives	—	—	—	—	12	—	—	—	12
Revenue from other(2)	226	164	2	5	31	15	—	(6)	437
Total Revenue	680	296	167	123	192	127	48	(6)	1,627

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	30	6	—	—	8	—	—	—	44
Over time	380	—	160	67	135	106	—	—	848
Total Revenue from contracts with customers	410	6	160	67	143	106	—	—	892
(1) US Coal includes an end contract with a customer that is accounted for as a derivative.
(2) Includes merchant revenue and other miscellaneous.

F16 TRANSALTA CORPORATION

5. Asset Impairment Charges and Reversals
As part of the Corporation’s monitoring controls, long-range forecasts are prepared for each cash generating unit ("CGU"). The long-range forecast estimates are used to assess the significance of potential indicators of impairment and provide criteria to evaluate adverse changes in operations. The Corporation also considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. When indicators of impairment are present, the Corporation estimates a recoverable amount for each CGU by calculating an approximate fair value less costs of disposal using discounted cash flow projections based on the Corporation’s long-range forecasts. The valuations used are subject to measurement uncertainty based on assumptions and inputs to the Corporation’s long-range forecast, including changes to fuel costs, operating costs, capital expenditures, external power prices and useful lives of the assets extending to the last planned asset retirement in 2073.

A. 2019
Centralia Plant
In 2012, the Corporation recorded an impairment of $347 million relating to the Centralia Plant CGU. As part of the annual impairment test, the Corporation considers possible indicators of impairment at Centralia Plant CGU. In 2019, an internal valuation indicated the fair value less costs of disposal of the CGU exceeded the carrying value by a substantial margin, resulting in a full recoverability test in 2019. The updated fair value included sustained changes in the power price market and cost of coal due to contract renegotiations. As a result of the recoverability test an impairment reversal of $151 million was recorded in the US Coal segment.

The valuations are categorized as Level III fair value measurements and subject to measurement uncertainty based on the key assumptions outlined below, and on inputs to the Corporation’s long-range forecast, including changes to fuel costs, operating costs, capital expenses and the level of contractedness under the Memorandum of Agreement for coal transition established with the State of Washington. The valuation period included cash flows until the decommissioning of the plant in 2025.

The Corporation utilized the Corporation's long-range forecast and the following key assumptions in 2019 compared with 2016 assumptions, which was the most recent detailed valuation:

	2019	2016
Mid-Columbia annual average power prices	US$30.37 to US$41.94 per MWh	US$22.00 to US$46.00 per MWh
On-highway diesel fuel on coal shipments	US$2.35 to US$2.40 per gallon	US$1.69 to US$2.09 per gallon
Discount rates	5.2 to 6.4 per cent	5.4 to 5.7 per cent

Refer to Note 2 for details on the $109 million expense related to the Centralia mine decommissioning and restoration provision.

B. 2018
Sundance Unit 2
In the third quarter of 2018, the Corporation recognized an impairment charge on Sundance Unit 2 in the amount of $38 million, due to the Corporation’s decision to retire Sundance Unit 2. Previously, the Corporation had expected Sundance Unit 2 to remain mothballed for a period of up to two years and therefore remain within the Alberta Merchant CGU where significant cushion exists. The impairment assessment was based on value in use and included the estimated future cash flows expected to be derived from the Unit until its retirement on July 31, 2018. Discounting did not have a material impact.

Lakeswind and Kent Breeze
On May 31, 2018, TransAlta Renewables acquired an economic interest in Lakeswind through the subscription of tracking preferred shares of a subsidiary of the Corporation and also purchased Kent Breeze (see Note 3K). In connection with these acquisitions, the assets were fair valued using discount rates that average approximately 7 per cent. Accordingly, the Corporation has recorded an impairment charge of $12 million using the valuation in the agreement as the indicator of fair value less cost of disposal in 2018. The impairment charge had an $11 million impact on PP&E and a $1 million impact on intangible assets (See Note 11).

TRANSALTA CORPORATION F17

C. Project Development Costs
During the three and nine months ended Sept. 30, 2019, the Corporation wrote off $18 million in project development costs related to projects that are no longer proceeding.

6. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2019	2018	2019	2018
Interest on debt	40	44	123	142
Interest on exchangeable securities (Note 14)	7	—	12	—
Interest income	(4)	(2)	(9)	(8)
Capitalized interest	(2)	(1)	(4)	(1)
Loss on early redemption of US Senior Notes (Note 13)	—	19	—	24
Interest on lease obligations	1	—	3	2
Credit facility fees and bank charges	4	4	11	10
Other interest and fees(1)	3	3	7	13
Accretion of provisions	6	6	18	18
Net interest expense	55	73	161	200
(1) During the nine months ended Sept. 30, 2018, approximately $5 million of costs were expensed due to project level financing that was no longer practicable.

7. Income Taxes
The components of income tax expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2019	2018	2019	2018
Current income tax expense (recovery)	14	(1)	28	18
Deferred income tax expense (recovery) related to the origination and reversal of temporary differences	12	(24)	(7)	(26)
Deferred income tax recovery resulting from changes in tax rates or laws(1)	—	—	(40)	—
Deferred income tax expense arising from the writedown (recovery) of deferred income tax assets(2)	(16)	4	(4)	18
Income tax expense (recovery)	10	(21)	(23)	10

	3 months ended Sept. 30		9 months ended Sept. 30
	2019	2018	2019	2018
Current income tax expense (recovery)	14	(1)	28	18
Deferred income tax recovery	(4)	(20)	(51)	(8)
Income tax expense (recovery)	10	(21)	(23)	10

(1) In the second quarter of 2019, the Corporation recognized a deferred income tax recovery of $40 million related to a decrease in the substantively enacted Alberta corporate tax rate from 12 per cent to 8 per cent. The lower tax rates will be phased in as follows: 11 per cent effective July 1, 2019; 10 per cent effective Jan. 1, 2020; 9 per cent effective Jan. 1, 2021, and 8 per cent effective Jan. 1, 2022. A deferred tax recovery of $40 million was recorded in the statement of earnings and a deferred tax expense of $3 million was recorded in the statement of other comprehensive income.

(2) During the three and nine months ended Sept. 30, 2019, the Corporation reversed a previous writedown of deferred tax assets of $16 million and $4 million, respectively (Sept. 30, 2018 - $4 million and $18 million writedown). The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned US operations. The Corporation evaluates at each period end, whether it is probable that sufficient future taxable income would be available from the Corporation’s directly owned US operations to utilize the underlying tax losses. The Corporation previously wrote these assets off when it was not considered probable that sufficient future taxable income would be available from the Corporation’s directly owned U.S. operations to utilize the underlying tax losses. Recognized ordinary income and other comprehensive income has given rise to taxable temporary differences, which forms the primary basis for utilization of some of the tax losses and the reversal of the writedown. In addition, during the second quarter of 2019, the Alberta corporate tax rate decreased to 11 per cent effective July 1, 2019.

F18 TRANSALTA CORPORATION

8. Non-Controlling Interests
The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions, and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.
The Corporation’s share of ownership and equity participation in TransAlta Renewables is as follows:

Period	Percentage
Aug. 1, 2017 to June 21, 2018	64.0
June 22, 2018 to July 30, 2018(1)	61.1
July 31, 2018 to Nov. 29, 2018(2)	61.0
Nov. 30, 2018 to Dec. 31, 2018(2)	60.9
Jan. 1, 2019 to March 31, 2019(2)	60.8
Apr. 1, 2019 to June 30, 2019(2)	60.6
Jul. 1, 2019 to Sept. 30, 2019(2)	60.5
(1) Reduction due to TransAlta Renewables common shares issuance that occurred during the second quarter of 2018. The Corporation did not participate in this common share issuance. See Note 3 for further details.
(2) As a result of TransAlta Renewables' Dividend Reinvestment Plan ("DRIP"), which allows investors to reinvest their dividends into common shares, the ownership percentage changes every month. The Corporation does not participate in the DRIP.

Amounts attributable to non-controlling interests are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2019	2018	2019	2018
Net earnings
TransAlta Cogeneration L.P.	7	4	16	10
TransAlta Renewables	9	5	51	55
	16	9	67	65

Total comprehensive income
TransAlta Cogeneration L.P.	7	4	16	10
TransAlta Renewables	30	3	37	54
	37	7	53	64

Cash Distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	12	23	33	62
TransAlta Renewables	17	19	52	61
	29	42	85	123

As at	Sept. 30, 2019	Dec. 31, 2018
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	157	176
TransAlta Renewables	944	961
	1,101	1,137
Non-controlling interests per share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.5	39.1

TRANSALTA CORPORATION F19

9. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.
a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.
b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.
Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.
The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.
In determining Level II fair values of other risk management assets, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.
c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.
The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.
The Corporation also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.
The Corporation has a Commodity Exposure Management Policy, which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. This Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.
Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy

F20 TRANSALTA CORPORATION

trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.
Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of certain unobservable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes, and shapes.

As at	Sept. 30, 2019		Dec. 31, 2018
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - Western US	736	+67 -151	801	+116 -116
Unit contingent power purchases - Eastern US	2	+1 -1	18	+4 -4
Structured products - Eastern US	8	+4 -4	6	+5 -5
Long-term wind energy sale - Eastern US	(32)	+21 -21	(39)	+21 -21
Others	4	+6 -5	9	+3 -3

i. Long-Term Power Sale - Western US
The Corporation has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
For periods over two years out, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high, and low power price scenarios. The base price forecast has been developed by using a fundamental-based forecast (the provider is an independent and widely accepted industry expert for scenario and planning views). Forward power price ranges per MWh used in determining the Level III base fair value at Sept. 30, 2019 are US$24 to US$32 (Dec. 31, 2018 - US$20 to US$35). The sensitivity analysis has been prepared using the Corporation’s assessment that a US$4 to US$9 (Dec. 31, 2018 - US$6) price decrease or increase, respectively, in the forward power prices as a reasonably possible change.
ii. Unit Contingent Power Purchases - Eastern US

Under the unit contingent power purchase agreements, the Corporation has agreed to purchase power contingent upon the actual generation of specific units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed price per MWh of output multiplied by the pro rata share of actual unit production (nil if a plant outage occurs). The contracts are accounted for as at fair value through profit and loss.
The key unobservable inputs used in the valuations are delivered volume expectations and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled power price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements.
This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at Sept. 30, 2019, are nil (Dec. 31, 2018 - nil) and 2.2 per cent to 2.8 per cent (Dec. 31, 2018 – 2.2 per cent to 16.9 per cent), respectively.  The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in price discount ranges of approximately 1.1 per cent to 1.9 per cent (Dec. 31, 2018 - 1.1 per cent to 1.9 per cent) and a change in volumetric discount rates of approximately 8.6 per cent to 10.6 per cent (Dec. 31, 2018 - 8.6 per cent to 27.3 per cent), which approximate one standard deviation for each input.

TRANSALTA CORPORATION F21

iii. Structured Products - Eastern US

The Corporation has fixed priced power and heat rate contracts in the eastern United States. Under the fixed priced power contracts, the Corporation has agreed to buy or sell power at non-liquid locations, or during non-standard hours. The Corporation has also bought and sold heat rate contracts at both liquid and non-liquid locations. Under a heat rate contract, the buyer has the right to purchase power at times when the market heat rate is higher than the contractual heat rate.
The key unobservable inputs in the valuation of the fixed priced power contracts are market forward spreads and non-standard shape factors. A historical regression analysis has been performed to model the spreads between non-liquid and liquid hubs. The non-standard shape factors have been determined using the historical data. Basis relationship and non-standard shape factors used in the Level III base fair value measurement at Sept. 30, 2019, are 84 per cent to 110 per cent and 63 per cent to 100 per cent (Dec. 31, 2018 – 75 per cent to 109 per cent and 63 per cent to 104 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in market forward spreads of approximately 3 per cent to 6 per cent (Dec. 31, 2018 - 4 per cent to 7 per cent) and a change in non-standard shape factors of approximately 4 per cent to 9 per cent (Dec. 31, 2018 - 4 per cent to 9 per cent), which approximate one standard deviation for each input.
The key unobservable inputs in the valuation of the heat rate contracts are implied volatilities and correlations. Implied volatilities and correlations used in the Level III base fair value measurement at Sept. 30, 2019, are 47 per cent to 55 per cent and 70 per cent (Dec. 31, 2018 – 25 per cent to 84 per cent and 70 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in implied volatilities ranges and correlations of approximately 49 per cent to 53 per cent and 30 per cent, respectively (Dec. 31, 2018 - 37 per cent to 49 per cent and 30 per cent).
iv. Long-Term Wind Energy Sale - Eastern US
In relation to the acquisition of Big Level (See Note 3), the Corporation has a long-term contract for differences whereby the Corporation receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of renewable energy credits ("RECs") based on proxy generation.  Commercial operation of the facility is expected to occur in the fourth quarter of 2019, with the contract commencing on July 1, 2019 and extending for 15 years from the commercial operation date. The contract is accounted for at fair value through profit or loss.
The key unobservable inputs used in the valuation of the contract are expected proxy generation volumes and forward prices for power and RECs beyond 2024 and 2022, respectively.  Forward power and REC price ranges per MWh used in determining the Level III base fair value at Sept. 30, 2019 are US$41 to US$64 and US$8 (Dec. 31, 2018 - US$42 to US$68 and US$7 to US$8), respectively.  The sensitivity analysis has been prepared using the Corporation’s assessment that a change in expected proxy generation volumes of 10 per cent, a change in energy prices of US$6, and a change in REC prices of US$1 as reasonably possible changes.
II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at Sept. 30, 2019, are as follows: Level I - $1 million net liability (Dec. 31, 2018 - $3 million net asset), Level II - $12 million net asset (Dec. 31, 2018 - $19 million net liability), Level III - $676 million net asset (Dec. 31, 2018 - $695 million net asset).
Significant changes in commodity net risk management assets (liabilities) during the nine months ended Sept. 30, 2019 are primarily attributable to contract settlements and unfavourable foreign exchange rates, partially offset by favourable market prices during the period.

F22 TRANSALTA CORPORATION

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities during the nine months ended Sept. 30, 2019 and 2018, respectively:

	9 months ended Sept. 30, 2019			9 months ended Sept. 30, 2018
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	689	6	695	719	52	771
Changes attributable to:
Market price changes on existing contracts	40	(2)	38	(9)	7	(2)
Market price changes on new contracts	—	11	11	—	—	—
Contracts settled	(34)	(14)	(48)	(60)	(35)	(95)
Change in foreign exchange rates	(22)	2	(20)	26	—	26
Transfers into (out of) Level III	—	—	—	—	(4)	(4)
Net risk management assets at end of period	673	3	676	676	20	696
Additional Level III information:
Gains (losses) recognized in other comprehensive income	18	—	18	17	—	17
Total gains (losses) included in earnings before income taxes	(34)	11	(23)	60	7	67
Unrealized gains (losses) included in earnings before income taxes relating to net assets held at period end	—	(3)	(3)	—	(28)	(28)
III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations, and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net asset fair value of $13 million as at Sept. 30, 2019 (Dec. 31, 2018 - $2 million net liability) are classified as Level II fair value measurements. The changes in other net risk management assets during the nine months ended Sept. 30, 2019 are primarily attributable to market changes and contract settlements.
IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying
	Level I	Level II	Level III	Total	value
Exchangeable securities - Sept. 30, 2019	—	341	—	341	325
Long-term debt - Sept. 30, 2019	—	3,059	—	3,059	2,925
Long-term debt - Dec. 31, 2018	—	3,181	—	3,181	3,204
(1) Includes current portion.

The fair values of the Corporation’s debentures, senior notes and the exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the Corporation's loan receivable, the finance lease receivables and lease liabilities approximate the carrying amounts.

TRANSALTA CORPORATION F23

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this note for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	9 months ended Sept. 30
	2019	2018
Unamortized net gain at beginning of period	49	105
New inception gain (loss)	1	(14)
Change in foreign exchange rates	—	2
Amortization recorded in net earnings during the period	(38)	(43)
Unamortized net gain at end of period	12	50
10. Risk Management Activities
A. Risk Management Strategy
The Corporation is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Corporation’s earnings and the value of associated financial instruments that the Corporation holds. In certain cases, the Corporation seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The Corporation’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Corporation’s internal objectives and its risk tolerance.

The Corporation has two primary streams of risk management activities: (i) financial exposure management and (ii) commodity exposure management. Within these activities, risks identified for management include commodity risk, interest rate risk, liquidity risk, equity price risk, and foreign currency risk.

The Corporation seeks to minimize the effects of commodity risk, interest rate risk and foreign currency risk by using derivative financial instruments to hedge risk exposures. Of these derivatives, the Corporation may apply hedge accounting to those hedging commodity price risk and foreign currency risk.

The use of financial derivatives is governed by the Corporation’s policies approved by the Board, which provide written principles on commodity risk, interest rate risk, liquidity risk, equity price risk and foreign currency risk, as well as the use of financial derivatives and non-derivative financial instruments.

Liquidity risk, credit risk and equity price risk are managed through means other than derivatives or hedge accounting.

The Corporation enters into various derivative transactions as well as other contracting activities that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting. As a result, the related assets and liabilities are classified as derivatives at fair value through profit and loss. The net realized and unrealized gains or losses from changes in the fair value of these derivatives are reported in net earnings in the period the change occurs.

The Corporation designates certain derivatives as hedging instruments to hedge commodity price risk, foreign currency exchange risk in cash flow hedges and hedges of net investments in a foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Corporation documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. At the inception of the hedge and on an ongoing basis, the Corporation also documents whether the hedging instrument

F24 TRANSALTA CORPORATION

is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

▪	There is an economic relationship between the hedged item and the hedging instrument;

▪	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

▪
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Corporation actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio, but the risk management objective for that designated hedging relationship remains the same, the Corporation adjusts the hedge ratio of the hedging relationship so that it continues to meet the qualifying criteria.

B. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at Sept. 30, 2019
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	82	23	105
Long-term	587	(5)	582
Net commodity risk management assets (liabilities)	669	18	687
Other
Current	—	4	4
Long-term	2	7	9
Net other risk management assets (liabilities)	2	11	13

Total net risk management assets (liabilities)	671	29	700

As at Dec. 31, 2018
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	59	—	59
Long-term	628	(8)	620
Net commodity risk management assets (liabilities)	687	(8)	679
Other
Current	—	(3)	(3)
Long-term	—	1	1
Net other risk management assets (liabilities)	—	(2)	(2)

Total net risk management assets (liabilities)	687	(10)	677

On May 31, 2019, the Corporation de-designated $30 million of US denominated debt, leaving a total of USD $370 million, designated as a part of the hedge of TransAlta’s net investment in foreign operations.

TRANSALTA CORPORATION F25

C. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 15 of the Corporation's most recent annual consolidated financial statements.
I. Market Risk

a. Commodity Price Risk

The Corporation has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity. Most of the Corporation’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with the Corporation’s expected own use requirements and are not considered to be financial instruments. As such, the discussion related to commodity price risk is limited to the Corporation’s proprietary trading business and commodity derivatives used in hedging relationships associated with the Corporation’s electricity generating activities.
i. Commodity Price Risk – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.
In compliance with the Commodity Exposure Management Policy, proprietary trading activities are subject to limits and controls, including Value at Risk (“VaR”) limits. The Board approves the limit for total VaR from proprietary trading activities. VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions. A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance/covariance approach. VaR is a measure that has certain inherent limitations. The use of historical information in the estimate assumes that price movements in the past will be indicative of future market risk. As such, it may only be meaningful under normal market conditions. Extreme market events are not addressed by this risk measure. In addition, the use of a three-day measurement period implies that positions can be unwound or hedged within three days, although this may not be possible if the market becomes illiquid.
Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at Sept. 30, 2019, associated with the Corporation’s proprietary trading activities was $2 million (Dec. 31, 2018 - $2 million).
ii. Commodity Price Risk - Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Corporation’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios, and approval of asset transactions that could add potential volatility to the Corporation’s reported net earnings.
TransAlta has entered into various contracts with other parties whereby the other parties have agreed to pay a fixed price for electricity to TransAlta. While not all of the contracts create an obligation for the physical delivery of electricity to other parties, the Corporation has the intention and believes it has sufficient electrical generation available to satisfy these contracts and, where able, has designated these as cash flow hedges for accounting purposes. As a result, changes in market prices associated with these cash flow hedges do not affect net earnings in the period in which the price change occurs. Instead, changes in fair value are deferred in AOCI until settlement, at which time the net gain or loss resulting from the combination of the hedging instrument and hedged item affects net earnings.
VaR at Sept. 30, 2019, associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $20 million (Dec. 31, 2018 - $18 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at Sept. 30, 2019, associated with these transactions was $6 million (Dec. 31, 2018 - $13 million).

F26 TRANSALTA CORPORATION

b. Currency Rate Risk
The Corporation has exposure to various currencies, such as the US dollar and the Australian dollar (“AUD”), as a result of investments and operations in foreign jurisdictions, the net earnings from those operations and the acquisition of equipment and services from foreign suppliers. Further discussion on Currency Rate Risk can be found in Note 15(C)(I)(c) of the Corporation's most recent annual consolidated financial statements.
II. Credit Risk
Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist. The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfil their obligations under the related contracts prior to entering into such contracts. The Corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees, cash collateral, third-party credit insurance, and/or letters of credit to support the ultimate collection of these receivables. For commodity trading and origination, the Corporation sets strict credit limits for each counterparty and monitors exposures on a daily basis. TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions. If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.
The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Sept. 30, 2019:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	84	16	100	452
Long-term finance lease receivables	100	—	100	179
Risk management assets(1)	99	1	100	780
Loan and notes receivable(2)	—	100	100	47
Total				1,458

(1) Letters of credit and cash and cash equivalents are generally the primary types of collateral held as security related to some of these amounts.
(2) The loan receivable of $47 million due from the Corporation's partner at Kent Hills wind farm. The counterparty has no external credit ratings.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trades, net of any collateral held, at Sept. 30, 2019, was $14 million (Dec. 31, 2018 - $13 million).

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes. As at Sept. 30, 2019, TransAlta maintains investment grade ratings from one credit rating agencies and below investment grade ratings from three credit rating agencies. Between 2019 and 2021, we have approximately $601 million of debt maturing. We will receive the proceeds from the issuance to Brookfield of the second tranche of exchangeable securities of $400 million in the fourth quarter of 2020. See Note 14 for further details.

TRANSALTA CORPORATION F27

A maturity analysis of the Corporation’s financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2019	2020	2021	2022	2023	2024 and thereafter	Total
Accounts payable and accrued liabilities	357	—	—	—	—	—	357
Long-term debt(1)	26	486	89	624	301	1,426	2,952
Exchangeable securities(2)	—	—	—	—	—	350	350
Commodity risk management (assets) liabilities	(33)	(100)	(103)	(128)	(124)	(199)	(687)
Other risk management (assets) liabilities	(1)	(5)	—	(8)	1	—	(13)
Lease obligations	5	17	12	7	3	26	70
Interest on long-term debt and lease obligations(3)	65	147	123	116	87	706	1,244
Interest on exchangeable securities(2, 3)	6	25	25	25	25	25	131
Dividends payable	37	—	—	—	—	—	37
Total	462	570	146	636	293	2,334	4,441

(1) Excludes impact of hedge accounting.
(2) Assumes the debentures will be exchanged on Jan. 1, 2025. See Note 14 for further details.
(3) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

D. Collateral and Contingent Features in Derivative Instruments

Collateral is posted based on negotiated terms with counterparties, which can include the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt falling below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.
As at Sept. 30, 2019, the Corporation had posted collateral of $114 million (Dec. 31, 2018 - $120 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which could result in the Corporation having to post an additional $26 million (Dec. 31, 2018 - $120 million) of collateral to its counterparties.

F28 TRANSALTA CORPORATION

11. Property, Plant, and Equipment
A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at As at Dec. 31, 2018	94	2,172	836	2,125	508	200	229	6,164
Adjustments on implementation of IFRS 16 (Note 2)(2)	—	—	—	(4)	(58)	—	—	(62)
Additions(3)	—	—	—	—	—	231	109	340
Acquisitions (Note 3)	—	—	—	—	—	50	—	50
Asset impairment (charges) reversals (Note 5)	—	151	—	(2)	—	—	—	149
Depreciation	—	(224)	(58)	(99)	(71)	—	(12)	(464)
Revisions and additions to decommissioning and restoration costs	—	6	2	2	26	—	—	36
Retirement of assets and disposals(4)	(2)	—	(2)	(4)	(9)	—	(17)	(34)
Change in foreign exchange rates	(1)	(7)	(32)	(6)	(1)	(3)	(5)	(55)
Transfers(5)	—	(148)	22	12	34	(139)	—	(219)
As at Sept. 30, 2019	91	1,950	768	2,024	429	339	304	5,905
(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventive, or planned maintenance.
(2) Includes $33 million transferred to right of use assets and $29 million of finance lease assets that were derecognized on implementation of IFRS 16 (see Note 2 for further details).
(3) Includes cash additions of $240 million and $100 million relating to the Pioneer Pipeline.
(4) During the second quarter of 2019, Centralia sold boiler parts included in Capital spares and other for a net loss of $17 million, which was recognized in other gains (losses) on the statement of earnings (loss).
(5) The net impact of the transfers relates to the Genesee 3 assets that are presented as assets held for sale. See Note 3C for further details.

12. Right of Use Assets
The Corporation leases various properties and types of equipment. Lease contracts are typically made for fixed periods. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
A reconciliation of the changes in the carrying amount of the right of use assets is as follows:

	Land	Buildings	Vehicles	Equipment	Total
New leases recognized Jan. 1, 2019	29	22	1	—	52
Adjustments on recognition(1)	(1)	(4)	—	—	(5)
Transfers from PP&E, intangibles and other assets	—	—	3	35	38
As at Jan. 1, 2019	28	18	4	35	85
Additions	—	2	—	1	3
Depreciation	(1)	(3)	(1)	(8)	(13)
Transfers	—	—	—	(1)	(1)
As at Sept. 30, 2019	27	17	3	27	74
(1) Adjusted by the amount of any prepaid or accrued lease payments, onerous contract provisions and lease inducements.

For the three and nine months ended Sept. 30, 2019, TransAlta paid $6 million and $19 million, respectively, related to the above leases, consisting of $1 million and $3 million in interest, respectively, and $5 million and $16 million in principal repayments, respectively.

Some of the Corporation's land leases that met the definition of a lease were not recognized as they require variable payments based on production or revenue. For the three and nine months ended Sept. 30, 2019, the Corporation expensed $1 million and $3 million, respectively, in variable land lease payments for these leases. For further information regarding leases please refer to Notes 4, 6, 10, 13 and 17.

TRANSALTA CORPORATION F29

13. Credit Facilities, Long-Term Debt, and Lease Obligations
A. Amounts Outstanding

The amounts outstanding are as follows:

As at	Sept. 30, 2019			Dec. 31, 2018
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	160	160	3.4%	339	339	3.8%
Debentures	647	651	5.8%	647	651	5.8%
Senior notes(3)	917	927	5.4%	943	955	5.4%
Non-recourse(4)	1,168	1,181	4.3%	1,236	1,250	4.4%
Other(5)	33	33	9.2%	39	39	9.2%
	2,925	2,952		3,204	3,234
Lease obligations	70			63
	2,995			3,267
Less: current portion of long-term debt	(85)			(130)
Less: current portion of lease obligations	(18)			(18)
Total current long-term debt and lease obligations	(103)			(148)
Total credit facilities, long-term debt, and lease obligations	2,892			3,119

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at Sept. 30, 2019 - US$0.7 billion (Dec. 31, 2018 - US$0.7 billion).
(4) Includes US$1 million at Sept. 30, 2019 (Dec. 31, 2018 - US$1 million).
(5) Includes US$18 million at Sept. 30, 2019 (Dec. 31, 2018 - US$21 million) of tax equity financing.

The Corporation has a total of $2.2 billion (Dec. 31, 2018 - $2.0 billion) of committed credit facilities, comprised of the Corporation's $1.25 billion (Dec. 31, 2018 - $1.25 billion) committed syndicated bank credit facility, TransAlta Renewables’ committed syndicated bank credit facility of $0.7 billion (Dec. 31, 2018 - $0.5 billion), and the Corporation's $0.2 billion (Dec. 31, 2018 - $0.2 billion) committed bilateral facilities. These facilities were renewed, and TransAlta Renewables' facility was increased by $200 million, during the second quarter of 2019 and expire in 2023, 2023, and 2021 respectively. The $1.95 billion (Dec. 31, 2018 - $1.75 billion) committed syndicated bank facilities are the primary source for short-term liquidity after the cash flow generated from the Corporation's business.
In total, $1.4 billion (Dec. 31, 2018 - $0.9 billion) is not drawn. At Sept. 30, 2019, the $0.8 billion (Dec. 31, 2018 - $1.1 billion) of credit utilized under these facilities was comprised of actual drawings of $160 million (Dec. 31, 2018 - $339 million) and letters of credit of $661 million (Dec. 31, 2018 - $720 million). The Corporation is in compliance with the terms of the credit facilities and all undrawn amounts are fully available. In addition to the $1.4 billion available under the credit facilities, the Corporation also has $326 million of available cash and cash equivalents.
The Corporation's total outstanding letters of credit as at Sept. 30, 2019 were $661 million (Dec. 31, 2018 - $720 million), including TransAlta Renewables outstanding letters of credit of $93 million (Dec. 31, 2018 - $77 million) with no (Dec. 31, 2018 - nil) amounts exercised by third parties under these arrangements. The Corporation has two uncommitted $100 million demand letter of credit facilities and TransAlta Renewables has an uncommitted $100 million demand letter of credit facility.
TransAlta’s debt has terms and conditions, including financial covenants, that are considered normal and customary. As at Sept. 30, 2019, the Corporation was in compliance with all debt covenants.
B. Restrictions on Non-Recourse Debt

The Corporation's subsidiaries have issued non-recourse bonds of $1,167 million (Dec. 31, 2018 - $1,235 million) that are subject to customary financing conditions and covenants that may restrict the Corporation’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the third quarter. However, funds in

F30 TRANSALTA CORPORATION

these entities that have accumulated since the third quarter test will remain there until the next debt service coverage ratio can be calculated in the fourth quarter of 2019. At Sept. 30, 2019, $27 million (Dec. 31, 2018 -$33 million) of cash was subject to these financial restrictions.

Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit. The Corporation has elected to use letters of credit as at Sept. 30, 2019.

C. Security
Non-recourse debts of $740 million in total (Dec. 31, 2018 - $766 million) are each secured by a first ranking charge over all of the respective assets of each of the Corporation’s subsidiaries that issued the bonds, which includes property, plant and equipment with total carrying amounts of $982 million at Sept. 30, 2019 (Dec. 31, 2018 - $1,021 million) and intangible assets with total carrying amounts of $65 million (Dec. 31, 2018 - $70 million). At Sept. 30, 2019, a non-recourse bond of approximately $121 million (Dec. 31, 2018 - $127 million) is secured by a first ranking charge over the equity interests of the issuer that issued the non-recourse bond.
The TransAlta OCP bonds with a carrying value of $306 million at Sept. 30, 2019 (Dec. 31, 2018 - $342 million) are secured by the assets of TransAlta OCP, including the right to annual capital contributions and OCA payments from the Government of Alberta. Under the OCA, the Corporation receives annual cash payments on or before July 31 of approximately $40 million (approximately $37 million, net to the Corporation), commencing Jan. 1, 2017, and terminating at the end of 2030.

D. Restricted Cash
The Corporation has nil (Dec. 31, 2018 - $31 million) restricted cash related to the Kent Hills project financing. The Corporation has $17 million (Dec. 31, 2018 - $35 million) of restricted cash related to the TransAlta OCP bonds.
14. Exchangeable Securities
On March 25, 2019, the Corporation announced that it had entered into an Investment Agreement whereby Brookfield agreed to invest $750 million in TransAlta through the purchase of exchangeable securities, which are exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets in the future at a value based on a multiple of the Hydro Assets’ future EBITDA ("Option to Exchange"). The Exchangeable Securities will consist of the $350 million debentures and $400 million preferred shares which will be issued in October of 2020.

A. $350 Million Unsecured Subordinated Debentures

As at	Sept. 30, 2019
	Carrying value	Face value	Interest
Exchangeable debentures - due May 1, 2039	325	350	7.0%

B. Option to Exchange

As at	Sept. 30, 2019
Description	Base fair value	Sensitivity
Option to Exchange - embedded derivative	—	+30 -24

The Investment Agreement allows Brookfield the Option to Exchange all of the outstanding Exchangeable Securities into an equity ownership interest in TransAlta’s Alberta Hydro Assets after Dec. 31, 2024. The fair value of the Option to Exchange is considered a Level III fair value measurement as there is no available market-observable data and therefore it is valued using a mark-to-forecast model with inputs that are based on historical data and changes in underlying discount rates, only when it represents a long-term change in the value of the Option to Exchange.

TRANSALTA CORPORATION F31

Sensitivity ranges for the base fair value is determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of the future cash flow. The sensitivity analysis has been prepared using the Corporation’s assessment that a change in discount rate of 1 per cent is a reasonably possible change.
C. Management Fee
In accordance with the terms of the Investment Agreement, TransAlta has formed a Hydro Assets Operating Committee consisting of two representatives from Brookfield and two representatives from TransAlta to provide advice and recommendations in connection with the operation, and maximizing the value, of the Alberta Hydro Assets. In connection with this, the Corporation has committed to pay Brookfield an annual Management Fee of $1.5 million for six years beginning May 1, 2019, which is recognized in the operations, maintenance and administration expense on the statement of earnings (loss).
15. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	9 months ended Sept. 30
	2019		2018
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	284.6	3,059	287.9	3,094
Shares purchased and retired under NCIB	(3.1)	(34)	(1.9)	(20)
Stock options exercised	0.1	1	—	—
	281.6	3,026	286.0	3,074
Amounts receivable under Employee Share Purchase Plan	—	—	—	—
Issued and outstanding, end of period	281.6	3,026	286.0	3,074
B. NCIB Program
Shares purchased by the Corporation under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings.

The following are the effects of the Corporation's purchase and cancellation of the common shares during the nine months ended:

	Sept. 30, 2019	Sept. 30, 2018
Total shares purchased	3,133,200	1,907,200
Average purchase price per share	$8.57	$7.34
Total cost	27	14
Weighted average book value of shares cancelled	34	20
Increase to retained earnings	7	6

F32 TRANSALTA CORPORATION

C. Earnings per Share

	3 months ended Sept. 30		9 months ended Sept. 30
	2019	2018	2019	2018
Net earnings (loss) attributable to common shareholders	51	(86)	(14)	(126)
Basic and diluted weighted average number of common shareholders outstanding (millions)	282	287	284	287
Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.18	(0.30)	(0.05)	(0.44)

D. Dividends
On July 16, 2019, the Corporation declared a quarterly dividend of $0.04 per common share, payable on Oct. 1, 2019.
On Oct. 9, 2019, the Corporation declared a quarterly dividend of $0.04 per common share, payable on Jan. 1, 2020.
There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.
E. Stock Options
The stock options granted to executive officers of the Corporation during the nine months ended Sept. 30, 2019 and 2018 are as follows:

Grant month	Number of stock options granted (millions)	Exercise price	Vesting period (years)	Expiration length (years)
January 2019(1)	1.2	$5.59	3	7
January 2018	0.7	$7.45	3	7
(1) Certain stock options were forfeited when an executive officer left the Corporation.
F. Share-Based Payment Grants
During the third quarter of 2019, as a result of the Corporation's change in its intended settlement policy, the accounting classification of certain of its share-based payment grants changed from cash-settled to equity-settled. Pursuant to the Corporation's plan, it retains the discretion to determine whether payments on settlement are made in cash or equity. These grants have been accounted for as equity-settled grants from the date of policy change, with fair values determined as at that date. The liability for the cash-settled grants ($12 million) has been derecognized and the equity-settled amount ($11 million) has been recognized in contributed surplus, with the net difference of $1 million representing the cumulative change in compensation expense. No changes were made to the vesting or performance conditions associated with the awards.
16. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed rate first preferred shares, other than the Series B preferred shares which are non-voting cumulative redeemable floating rate first preferred shares.

During the third quarter of 2019, Series G preferred shareholders had the option to convert into Cumulative Redeemable Floating Rate Preferred Shares, Series H ("Series H Shares"). However, there were only 140,730 Series G Shares tendered for conversion, which was less than the one million shares required to give effect to conversion into Series H Shares. As a result, none of the Series G Shares were converted into Series H Shares on Sept. 30, 2019 and the dividend rate on the Series G shares was reset to 4.988 per cent for the subsequent five year period.

As at Sept. 30, 2019 and Dec. 31, 2018, the Corporation had 10.2 million Series A, 1.8 million Series B, 11.0 million Series C, 9.0 million Series E, 6.6 million Series G shares issued and outstanding.

TRANSALTA CORPORATION F33

B. Dividends
The following summarizes the preferred share dividends declared within the three and nine months ended Sept. 30:

		3 months ended Sept. 30		9 months ended Sept. 30
Series	Quarterly amounts per share	2019	2018	2019(1)	2018
A	0.16931	1	2	3	5
B	0.23422(2)	1	—	1	1
C	0.25169	3	2	6	8
E	0.32463	3	3	6	9
G	0.33125	2	3	4	7
Total for period		10	10	20	30
(1) No dividends were declared in the first quarter of 2019 as the quarterly dividend related to the period covering the first quarter of 2019 was declared in December 2018.
(2) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent. Approximately $400 thousand and $800 thousand dividends were declared in the three and nine months ended Sept. 30, 2019.

On Oct. 9, 2019 the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.23113 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, all payable on Dec. 31, 2019.
17. Commitments and Contingencies
A. Commitments
During the second quarter of 2019, the Corporation entered into new contractual commitments for new assets beginning in the third quarter of 2019, with total payments of $61 million. Annual payments will be: 2019 - $5 million; 2020 - $17 million; 2023 to 2038 - $2-3 million per year. In October 2019, TransAlta entered into an additional commitment to transport 150,000 GJ/day of natural gas on a firm prices for a 15 year period, beginning in 2023.

In addition, beginning on Nov. 1, 2019, TransAlta has a commitment to transport the initial daily contract quantity of 139,000 GJ/day of natural gas on a firm basis on the Pioneer Pipeline.

For other Growth project commitments, refer to Note 3 for details.

B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta.
I. Line Loss Rule Proceeding
The Corporation has been participating in a line loss rule proceeding before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the Alberta Electric System Operator to, among other things, perform such retroactive calculations. The various decisions by the AUC are, however, subject to appeal and challenge. A recent decision by the AUC determined the methodology to be used retroactively and it is now possible to estimate the total potential retroactive exposure faced by the Corporation for its non-PPA MWs. The Corporation has recorded a provision of $15 million as at Sept. 30, 2019 (Dec. 31, 2018 - $15 million), which is expected to be reduced to $10 million upon the closing of the Keephills 3 and Genesee 3 asset swap on Oct. 1, 2019.

F34 TRANSALTA CORPORATION

II. FMG Disputes
The Corporation is currently engaged in two disputes with Fortescue Metals Group Ltd. ("FMG").  The first arose as a result of FMG’s purported termination of the South Hedland PPA.  TransAlta has sued FMG, seeking payment of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force.  FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated.
The second matter involves FMG’s claims against TransAlta related to the transfer of the Solomon Power Station to FMG.  FMG claims certain amounts related to the condition of the facility while TransAlta claims certain outstanding costs that should be reimbursed.
III. Mangrove
On April 23, 2019, Mangrove Partners commenced an action in the Ontario Superior Court of Justice, naming TransAlta Corporation, the incumbent members of the Board of Directors of TransAlta Corporation on such date, and Brookfield BRP Holdings (Canada), as defendants.  Mangrove Partners is seeking to set aside the Brookfield transaction. TransAlta believes the claim is wholly lacking in merit and is taking all steps to defend against the allegations.

IV. Coalview Fatality - Regulatory Investigation
On Sept. 4, 2019, the United States Mine Safety and Health Administration (“MSHA”) released its report following its investigation into the death of an employee of Coalview. MSHA cited Coalview, as mine contractor, for two violations, finding that there was an “unwarrantable failure to comply with a mandatory standard”.  TransAlta, however, was also cited with a single violation - failing to maintain machinery and equipment in safe operating condition, despite the fact that TransAlta did not own, operate or maintain the equipment. TransAlta is taking steps to contest the citation.

V. Keephills Force Majeure
Keephills Unit 1 was taken offline Mar. 17, 2015 to May 17, 2015 as a result of a large leak in the secondary superheater. TransAlta claimed force majeure under the PPA. ENMAX, the PPA Buyer at the time, did not dispute the force majeure but the Balancing Pool purported to do so. TransAlta denied that the Balancing Pool had the right to do so.  Ultimately, the Balancing Pool brought and won an Originating Application confirming it has a right under the PPA to commence an arbitration, independent of the PPA Buyer. On Sept. 4, 2019 the Alberta Court of Appeal upheld the lower court’s decision. The Balancing Pool is seeking to recover $12 million in capacity payment charges it paid TransAlta resulting from the force majeure declaration. An arbitration schedule has not been set.

TRANSALTA CORPORATION F35

18. Segment Disclosures
A. Reported Segment Earnings (Loss)

3 months ended Sept. 30, 2019	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	208	184	46	39	52	40	26	(2)	593
Fuel and purchased power	129	107	14	2	4	3	—	(2)	257
Gross margin	79	77	32	37	48	37	26	—	336
Operations, maintenance, and administration	34	18	11	9	12	8	5	17	114
Depreciation and amortization	53	24	11	11	34	8	—	7	148
Asset impairment (reversal) (Note 5)	—	(42)	—	—	—	2	—	18	(22)
Taxes, other than income taxes	3	1	—	—	2	1	—	1	8
Termination of Sundance B and C PPAs	(56)	—	—	—	—	—	—	—	(56)
Net other operating (income) loss	(10)	—	(1)	—	—	—	—	—	(11)
Operating income (loss)	55	76	11	17	—	18	21	(43)	155
Finance lease income	—	—	2	—	—	—	—	—	2
Net interest expense									(55)
Foreign exchange loss									(9)
Other gains (losses)									(6)
Earnings (loss) before income taxes									87
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

3 months ended Sept. 30, 2018	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	232	158	54	41	55	37	18	(2)	593
Fuel and purchased power	158	122	23	2	3	2	—	(2)	308
Gross margin	74	36	31	39	52	35	18	—	285
Operations, maintenance, and administration	37	17	11	10	14	8	4	19	120
Depreciation and amortization	62	22	10	12	26	7	1	6	146
Asset impairment (Note 5)	38	—	—	—	—	—	—	—	38
Taxes, other than income taxes	3	1	—	—	2	1	—	—	7
Net other operating income	(10)	—	—	—	(6)	—	—	—	(16)
Operating income (loss)	(56)	(4)	10	17	16	19	13	(25)	(10)
Finance lease income	—	—	2	—	—	—	—	—	2
Net interest expense									(73)
Foreign exchange loss									(8)
Other income									1
Earnings (loss) before income taxes									(88)
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

F36 TRANSALTA CORPORATION

9 months ended Sept. 30, 2019	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	608	416	158	120	213	126	98	(1)	1,738
Fuel, carbon, and purchased power	426	295	57	6	11	6	—	(1)	800
Gross margin(1)	182	121	101	114	202	120	98	—	938
Operations, maintenance, and administration	102	50	33	27	37	26	22	51	348
Depreciation and amortization	172	60	31	36	92	23	1	21	436
Asset impairment (reversal) (Note 5)	—	(42)	—	—	—	2	—	18	(22)
Taxes, other than income taxes	10	3	1	—	6	2	—	1	23
Termination of Sundance B and C PPAs	(56)	—	—	—	—	—	—	—	(56)
Net other operating (income) loss	(30)	—	(1)	—	(4)	—	—	2	(33)
Operating income (loss)	(16)	50	37	51	71	67	75	(93)	242
Finance lease income	—	—	5	—	—	—	—	—	5
Net interest expense									(161)
Foreign exchange loss									(18)
Other gains (losses)									(18)
Earnings (loss) before income taxes									50
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

9 months ended Sept. 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	680	296	167	123	192	127	48	(6)	1,627
Fuel, carbon, and purchased power	490	186	70	6	13	5	—	(6)	764
Gross margin(1)	190	110	97	117	179	122	48	—	863
Operations, maintenance, and administration	127	44	36	28	38	27	17	59	376
Depreciation and amortization	176	54	31	36	82	22	2	19	422
Asset impairment (Note 5)	38	—	—	—	12	—	—	—	50
Taxes, other than income taxes	10	3	1	—	6	3	—	—	23
Termination of Sundance B and C PPAs	(157)	—	—	—	—	—	—	—	(157)
Net other operating income	(31)	—	—	—	(6)	—	—	—	(37)
Operating income (loss)	27	9	29	53	47	70	29	(78)	186
Finance lease income	—	—	7	—	—	—	—	—	7
Net interest expense									(200)
Foreign exchange gain									(15)
Other income									1
Earnings (loss) before income taxes									(21)
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

TRANSALTA CORPORATION F37

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings (Loss) and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2019	2018	2019	2018
Depreciation and amortization expense on the Condensed Consolidated Statements of Earnings	148	146	436	422
Depreciation included in fuel and purchased power	29	34	88	101
Depreciation and amortization on the Condensed Consolidated Statements of Cash Flows	177	180	524	523

F38 TRANSALTA CORPORATION

Exhibit 1
(Unaudited)
The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Annual Audited Consolidated Financial Statements.
To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO
The following selected financial ratio is calculated for the period ended Sept. 30, 2019:
Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus
0.40 times
Earnings coverage on long-term debt on a net earnings to common shareholders basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

TRANSALTA CORPORATION F39